Exhibit 99.1

news release

Government of Ontario issues a directive to the Ontario Energy Board awarding construction of northern transmission line to NextBridge

Toronto, ON – January 31, 2019 – Ontario’s Minister of Energy, Northern Development and Mines has issued a directive to the Ontario Energy Board (OEB) to amend NextBridge’s electricity transmission licence and allow it to proceed with the East-West Tie transmission line, effectively ending Hydro One’s competitive bid to build the Lake Superior Link project. This project is a new 400 km transmission line between Lakehead Transformer Station in the Municipality of Shuniah east of Thunder Bay and Wawa Transformer Station near Wawa.

“We are very disappointed with this outcome,” said Greg Kiraly, Chief Operating Officer, Hydro One. “We would like to thank the stakeholders, community members and Indigenous partners who welcomed us through our consultations over the past year. Hydro One has been powering Ontario for more than 100 years and, through the recently announced Northwest Transmission Line, Hydro One will continue to engage communities in meaningful consultation that delivers tangible benefits, including employment and business opportunities.”

A copy of the directive is available on the Ontario government’s website:

https://news.ontario.ca/mndmf/en/2019/01/statement-by-minister-rickford-on-east-west-tie-line-project.html.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and 2017 annual revenues of nearly $6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre-optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.